Filed by UnitedGlobalCom, Inc. pursuant to

Rule 425 under the Securities Act of 1933

Subject Company:  UnitedGlobalCom, Inc.

Commission File No. 000-49658

Subject Company:  Liberty Media International, Inc.

Commission File No. 000-50671

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UnitedGlobalCom, Inc.

[PHOTO]

Allen & Company

Scottsdale, Arizona

March 8, 2005

[LOGO]

“Safe Harbor”

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995:

Forward Looking Statements: Except for historical information contained herein, this presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including guidance given for 2004 and completion of the proposed merger with Liberty Media International (LMI). These forward looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include our ability to complete the proposed merger by obtaining the approval of holders of a majority of the aggregate voting power of our shares not beneficially owned by LMI, Liberty Media Corporation (“Liberty”) or any of their respective subsidiaries or any of the executive officers or directors of LMI, Liberty or the Company and satisfaction of other conditions necessary to close the merger, our ability to successfully integrate our recently acquired French and Irish systems and fully recognize the anticipated synergies, continued use by subscribers and potential subscribers of the Company’s services, changes in the technology and competition, our ability to achieve expected operational efficiencies and economies of scale, our ability to generate expected revenue and achieve assumed margins, as well as other factors detailed from time to time in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date of this release. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any guidance and other forward-looking statement contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Please refer to the Appendix at the end of this presentation, as well as the Company’s Press Release dated November 9, 2004 and SEC filings, for definitions of the following terms which are used herein including: Operating Cash Flow (OCF), Free Cash Flow, Revenue Generating Units (RGUs), and Average Revenue per Unit (ARPU), as well as a GAAP reconciliation of non-GAAP financial measures.

Additional Information

UnitedGlobalCom, Inc. (“UGC”) and Liberty Media International, Inc. (“LMI”) have filed a preliminary Joint Proxy Statement relating to their proposed merger as well as a related Schedule 13E-3. Liberty Global, Inc. (“Liberty Global”) plans to shortly file a Registration Statement on Form S-4 which will contain a Prospectus/Joint Proxy Statement with respect to the proposed merger. UGC AND LMI STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THESE DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN AVAILABLE) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors may obtain these documents free of charge at the SEC’s website at www.sec.gov. In addition, copies of the Prospectus/Joint Proxy Statement and other related documents filed by the parties to the merger may be obtained free of charge by directing a request to UnitedGlobalCom, Inc., 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, Attention: Investor Relations Department, telephone: 303-770-4001.

Participants in Solicitation

UGC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from UGC’s stockholders in connection with the special meeting of stockholders to be held to approve the merger with LMI through the formation of a new holding company to be named Liberty Global. Information concerning UGC’s directors and executive officers and their direct and indirect interests in UGC and LMI is set forth in UGC’s and LMI’s preliminary Joint Proxy Statement filed with the SEC on February 14, 2005. A definitive proxy statement will be mailed to UGC stockholders when available. Stockholders may obtain these documents (when available) free of charge at the SEC’s website at www.sec.gov. In addition, copies of the definitive Prospectus/Joint Proxy Statement (when available) may be obtained free of charge by directing a request to UnitedGlobalCom, Inc., 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, Attention: Investor Relations Department, telephone: 303-770-4001. UGC STOCKHOLDERS SHOULD READ THE PROSPECTUS/JOINT PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS CAREFULLY BEFORE MAKING ANY VOTING DECISION BECAUSE IT CONTAINS IMPORTANT INFORMATION.

Agenda

•	UGC Overview
•	LMI Merger
•	Strategic & Product Update
•	Q & A

UGC Overview

• Leading international MSO
[LOGO]	- 16m homes serviceable
- 11.6m total RGUs
• Integrated broadband model
[LOGO]	- State-of-the-art networks
- Over 2.2m voice & data subs
[LOGO]	- New products & services
• Best in class performance
[LOGO]	- Strong balance sheet
- Organic & strategic growth

“RGUs” — Please see Appendix for definition.

2004 Results

2004 Guidance	Target (1)

Net Adds (RGUs)	500,000	☒

Revenue (organic)	/|\ 10%	☒

RevOCF (organic)	/|\ 20%+	☒

OCF Result	$850 mill.	☒

Capex % of Rev	20%	☒

(1)   All guidance is “organic” and excludes acquisitions and the impact of FX rates, with the exception of the OCF Result.

Track Record of Growth(1)

Revenue	[GRAPH]

Operating	[GRAPH]
Cash Flow

(1)   For all periods, excludes the impact of acquisitions, deconsolidations, and/or dispositions, etc. (e.g., Noos acquisition in ’04, deconsolidation of Austar in ’01). Please see appendix for detailed reconciliations.

(2)   Represents UGC’s results as of September 30, 2004 annualized

Agenda

•	UGC Overview
•	LMI Merger
•	Strategic & Product Update
•	Q & A

Current Ownership Structure

53% <– – – – – – – – – – – – – – – – – – Today
[LOGO]		[LOGO]

[LOGO]		[LOGO]

[LOGO]		[LOGO]

[LOGO]		Cash & Other Assets

UGC / LMI Merger

Liberty Global

[LOGO]		[LOGO]

[LOGO]		[LOGO]

[LOGO]		Cash & Other Assets

Rationale

Liberty Global

Scale

Simplicity

Liquidity

Growth

Agenda

•	UGC Overview
•	LMI Merger
•	Strategic Update
•	Q & A

What’s Happening in the U.S.?

Business strategies are colliding

Telcos	—>	Video	Satellite	—>	2-way

Cable	—>	Voice	Mobile	—>	Content

Other Trends	• Everyone’s obsessed with wireless - But it’s not a zero sum game
• Content wins either way - But the “middleman” survives
• Technology providers are hedging - But margins and churn are troublesome
• Consumers will call the shots!

Impact on Our Business

Competition drives our product and network decisions in Europe

What it Means	Our Response

•  Incumbent telcos & DSL attackers exploiting double and triple play

•  Emerging DTT and IPTV video competition

•  Commoditization of data

•  Pricing pressure in voice

•  Potential loss of digital “high ground”

•  Expand product portfolio
(e.g. data, VoIP, digital)

•  Expand footprint and reach
(e.g. M&A, off-net DSL)

•  Bundle the triple play

•  Exploit scale & network advantages

•  Invest in content as differentiator

Our Triple Play Statistics

RGU Breakdown(1)	European Stats(2)

[GRAPH]		Pen %	ARPU	GM%

	Video	56%	$12	85%

	Voice	13%	$39	69%

	Data	13%	$43	98%
11.1m Total RGUs
(1) RGUs at September 30, 2004 (2) Based on UGC Europe’s YTD results as of September 30, 2004.

European Product Strategy

Digital Home – Anything, Anytime, Anywhere
Video Content Leadership “Best Content – Go Digital”	Voice Price Leadership “Beat on Price – Innovate on Features”	Data Product Leadership “Meet on Price – Beat on Speed”

Mobile 4 – Play Positioning “Take your home with you”	Off Footprint National Coverage “Compete head-to-head with the Telcos”

Video Strategy

Digital Home – Anything, Anytime, Anywhere
Video Content Leadership “Best Content – Go Digital”	Voice Price Leadership “Beat on Price – Innovate on Features”	Data Product Leadership “Meet on Price – Beat on Speed”

• Maintain basic share • Customer service and value • Evaluate “Digital conversions” • Up sell

Data Strategy

Digital Home – Anything, Anytime, Anywhere
Video Content Leadership “Best Content – Go Digital”	Voice Price Leadership “Beat on Price – Innovate on Features”	Data Product Leadership “Meet on Price – Beat on Speed”

• Broad portfolio of data tiers • Exploit network superiorty • “Ultra Speed” leader (20 MB) • Value added services

Data Tiering

Digital Home – Anything, Anytime, Anywhere
Video Content Leadership “Best Content – Go Digital”	Voice Price Leadership “Beat on Price – Innovate on Features”	Data Product Leadership “Meet on Price – Beat on Speed”

                The Netherlands

TIER	RATE	SEPT ‘04	OCT ‘04	Q1 ‘05	Q3/Q4 ‘05
Starter	$18.25	128 / 64		256 / 64
Entry	$28.00	400 / 128		512 / 128
Light	$40.00	1024 / 256		2048 / 512
Classic	$61.00	2560 / 384	4096 / 1000		8000 / 1000
Plus	$97.50	4608 / 512	8000 / 1000		16000 / 1000

Data Economics(1)

US$ Millions except per sub	9 Mos Sep ’04	Per Sub
Revenue	$358.1	$43
Gross Margin	349.5	42
GM %	98%	98%
OCF	$198.7	$24
OCF %	55%	55%
Annualized OCF	$264.9	$285

1)     End-to-end analysis for European business, including the 20% revenue split to chellomedia division. Derived from Q3 ’04 figures using internal cost allocation methodology, and converted at YTD average of 1.23 $ / Euro.

Voice Strategy

Digital Home – Anything, Anytime, Anywhere
Video Content Leadership “Best Content – Go Digital”	Voice Price Leadership “Beat on Price – Innovate on Features”	Data Product Leadership “Meet on Price – Beat on Speed”

• Roll-out VoIP (“Digital Phone”) • NL and HU launched Q4’04 • 5.5m homes RFS by mid-year • Push the voice/data bundle

VoIP Marketing

•      Primary line for 25-50% less than incumbent

•      Lower usage rates & unlimited domestic packages

•      Ease of use - number portability - feature rich

[PHOTO]	[PHOTO]

VoIP Results

•      50,000 sales in first 10-12 weeks

•      50% - 75% of sales bundled with Internet

•      25,000 net adds at YE’04; growing backlog

[GRAPH]

VoIP Economics

(€’s per Sub/Month)	TDM	VoIP
Revenue	€35.50	€31.40
Direct Cost	-12.80	-12.80
Gross Margin	22.70	18.60

Opex	-4.80	-3.80
Operating CF	17.90	14.80

Cost of Acquisition
Marketing	€110	€90
CPE	265	63
Install/Other	115	65
Total	490	218

Payback (1)	34 mos	17 mos

(1) Cash on cash payback, including a 15% WACC.

Bundling

Current Status

•       Now launched in 7 markets

•       Total ARPU per customer up 8% year-over year

•       Austria proves the model – 42% customers bundled

[PHOTO]

[GRAPH]	[PHOTO]

1) Converted from euros to dollars at nine month 2004 average of 1.22

European Consolidation

General	Acquisition
Characteristics	Criteria
• Highly fragmented • Financial investors • Favorable regulatory frameworks • Three types of markets • Valuation gaps in WE • Significant growth in CEE • Pan-European scale benefits	• Consolidate or enter new markets • Value, value, value • Triple play potential • Realizable synergies • Appropriate free cash flow profile • Maintain reasonable leverage

Selected 2004 Deals

Deal	Country	RGU's	Indicative Multiple (1)	Rationale

Noos	France	1.7m	7.3x	Consolidation

Telemach	Slovenia	110k	8.2x	New market

Chorus	Ireland	200k	6.9x	New market

Telenet	Belgium	2.5m	7.8x	Strategic

(1)           Please refer to our prior releases for further details on the valuations of these transactions.

Conclusions

•       Premier international MSO

•       Best in class organic cash flow growth

•       Outstanding internal and external strategic growth opportunities

•       Creation of Liberty Global will significantly enhance platform scale and balance sheet

UnitedGlobalCom, Inc.

[PHOTO]

Allen & Company

Scottsdale, Arizona

March 8, 2005

[LOGO]

Appendix

Operating Cash Flow Definition

•      Operating Cash Flow is the primary measure used by our chief operating decision makers to evaluate segment-operating performance and to decide how to allocate resources to segments. As we use the term, Operating Cash Flow is defined as revenue less operating, selling, general and administrative expenses (excluding depreciation and amortization, impairment of long-lived assets, restructuring charges and other and stock-based compensation). We believe Operating Cash Flow is meaningful because it provides investors a means to evaluate the operating performance of our segments and our company on an ongoing basis using criteria that is used by our internal decision makers. Our internal decision makers believe Operating Cash Flow is a meaningful measure and is superior to other available GAAP measures because it represents a transparent view of our recurring operating performance and allows management to readily view operating trends, perform analytical comparisons and benchmarking between segments in the different countries in which we operate and identify strategies to improve operating performance. For example, our internal decision makers believe that the inclusion of impairment and restructuring charges within Operating Cash Flow distorts their ability to efficiently assess and view the core operating trends in our segments. In addition, our internal decision makers believe our measure of Operating Cash Flow is important because analysts and investors use it to compare our performance to other companies in our industry. We reconcile the total of the reportable segments’ Operating Cash Flow to our consolidated net income as presented in the accompanying condensed consolidated statements of operations, because we believe consolidated net income is the most directly comparable financial measure to total segment operating performance. Investors should view Operating Cash Flow as a supplement to, and not a substitute for, operating income, net income, cash flow from operating activities and other GAAP measures of income as a measure of operating performance.

Operating Cash Flow Definition

•      Free Cash Flow is not a GAAP measure of liquidity. We define Free Cash Flow as net cash flows from operating activities less capital expenditures. We believe our presentation of free cash flow provides useful information to our investors because it can be used to gauge our ability to service debt and fund new investment opportunities. Investors should view free cash flow as a supplement to, and not a substitute for, GAAP cash flows from operating, investing and financing activities as a measure of liquidity.

•      Revenue Generating Unit (“RGU”) is separately an Analog Cable Subscriber, DTH Subscriber, Digital Cable Subscriber, Broadband Internet Subscriber or Telephone Subscriber. A home may contain one or more RGUs. For example, if a residential customer in our Austrian system subscribed to our analog cable service, digital cable service, telephone service and high-speed Internet access service, the customer would constitute four RGUs. “Total RGUs” is the sum of Analog, DTH, Digital Cable, Broadband Internet and Telephone Subscribers.

•      Average Revenue Per Unit (“ARPU”) is calculated as follows: average monthly broadband revenue for the period as indicated, divided by the average of the opening and closing RGUs for the period as indicated.

Non-GAAP Reconcilliations

Reconcilliation of Operating Cash flow to Net Income (loss) (1)

(thousands)	3 months Sep-04	3 months Sep-03	9 months Sep-04	9 months Sep-03
Total segment Operating Cash Flow	$241,703	$171,366	$640,515	$442,868
Depreciation and amortization	(235,186)	(192,002)	(667,298)	(598,207)
Impairment of longlived assets	25	441	(16,598)	441
Restructuring charges	(1,824)	18	(10,749)	(6,886)
Stock-based compensation	(12,178)	(14,261)	(63,894)	(28,647)
Operating income (loss)	(7,460)	(34,438)	(118,024)	(190,431)
Interest expense, net	(53,616)	(71,247)	(187,806)	(253,210)
Foreign currency exchange gain (loss), net	21,771	(269,598)	(7,061)	175,890
Loss on derivative instruments	(16,838)	(103)	(14,512)	(11,497)
Gain (loss) on sale of investments in affiliates
and other assets, net	(1,174)	(283)	(1,574)	281,321
Gain on extinguishment of debt	—	2,109,596	35,787	2,183,997
Other income (expense), net	302	(7,935)	830	(41,658)
Income (loss) before income taxes and other items	(57,015)	1,725,992	(292,360)	2,144,412
Other, net	(13,195)	11,117	(22,386)	231,650
Net income (loss)	($70,210)	$1,737,109	($314,746)	$2,376,062

Reconcilliation of Free Cash flow

	3 months	3 months	9 months	9 months
(thousands)	Sep-04	Sep-03	Sep-04	Sep-03
Net cash flows from operating activities	$175,064	$98,701	$473,347	$273,441
Capital expenditures	(116,696)	(94,755)	(292,557)	(227,698)
Free cash flow	$58,368	$3,946	$180,790	$45,743

1.     We are unable to provide a reconciation of forecasted Operating Cash Fow to the most drectly comparable GAAP measure, net income, because certan items are out of our control and/or cannot be reasonably predicted. For exampe, it is impractcal to: (1estmate future fluctuations in interest rates on our varable-rate debt facies; 2) estmate the fuctuations in exchange rates relatve to the U.S. dollar and its impact on our results of operatons; (3mate the fnancial results of our non-consolidated affates; and (4estmate changes in circumstances that lead to gains and/or losses such as sales of nvestments in affiliates and other assets. Any and/or all of these items coud be significant to our financia results.“and calculation.

Pro-Forma Leverage

	FYE '03	Q4 '03	Q1 '04	Q2 '04		Q3 '04
Debt Summary:
UPC Distribution Bank Facility	$3,698,586	$3,698,586	$3,584,272	$3,224,816		$3,495,406
UGC Convertible Notes	—	—	609,830	621,813
UPC Polska Notes	317,372	317,372	—	—	—	—
UPC Polska 2007 Notes	—	101,701	101,701
VTR Bank Facility	123,000	123,000	93,198	88,586		83,972
Old UGC Senior Notes	24,627	24,627	24,627	24,627		24,627
Notes payable, related party	102,728	102,728	—	—		—
Subject to compromise: short term debt	5,099	5,099
Other	80,493	80,493	74,198	55,980		60,653
Total Debt	$4,351,905	$4,351,905	$3,877,996	$4,105,540		$4,286,471
Less: UPC Polska notes (1)	(322,471)	(322,471)		—		—
Add: UPC Polska note (2)	101,701	101,701	—	—		—
Less: Notes Payable, related party (3)	(102,728)	(102,728)	—	—		—
4 Less: VTR GlobalCom	(25,233)	(25,233)	—	—		—
5 Add: Euro Convertible	630,279	630,279	605,400
Add: Noos Acquisition [6]	127,042
Pro-Forma Debt	$4,633,453	$4,633,453	$4,483,396	$4,232,582		$4,286,471

Cash Summary
Cash & cash equivalents	$310,361	$310,361	$1,275,785	$1,368,677		$981,638
Restricted cash	25,052	25,052	18,169	20,237		23,367
Short-term liquid investments	2,134	2,134	19,621	207,194		111,536
Total Cash	337,547	337,547	1,313,575	1,596,108		1,116,541
Rights Offering and Liberty Preemptive Rights [3]	1,075,385	1,075,385	—	—		—
Less: VTR GlobalCom	(25,233)	(25,233)	—	—
Less: UPC Polska payment (2)	(81,361)	(81,361)	—	—		—
Add: Euro Convertible (5)	617,673	617,673	593,292	—		—
Less: Noos Acquisition (6)	(514,130)
Pro-Forma Cash	$1,924,011	$1,924,011	$1,906,867	$1,081,978		$1,116,541

Net Debt	$4,014,358	$4,014,358	$2,564,421	$2,509,432		$3,169,930

Pro-Forma Net Debt	$2,709,442	$2,709,442	$2,576,529	$3,150,603		$3,169,930

Operating Cash Flow ("OCF")	$628,882	$186,014	$204,284	$194,528		$241,703
Add: Noos Operating Cash Flow (6)	—	—	—	26,129		—
Pro-Forma Operating Cash Flow ("OCF")	$628,882	$186,014	$204,284	$220,657		$241,703

Net Debt / Annualized OCF (OCF * (4))	6.4x	5.4x	3.1x	3.2x		3.3x
Pro Forma Net Debt / Pro-Forma Annualized OCF	4.3x	3.6x	3.2x	3.6x		3.3x

1.     Represents the sum of all of the notes outstanding of UPC and UPC Polska (UPC Polska restructuring completed in February 2004) per UGC’s filings.

2.     Per the final terms and conditions of the UPC Polska restructuring, completed in February 2004, virtually all existing debt was cancelled and in exchange UPC Polska issued to the third party bondholders $101.7 million in new 9.0% senior notes, and paid $81.4 million in cash.

3.     Includes proceeds of approximately $1.02 billion from the rights offering completed in February 2004, as well as the net proceeds from Liberty of $157 million when Liberty exercised its preemptive right for certain transactions (e.g., UGC Europe exchange offer) less cancellation of the Notes Payable to Liberty for $103 million.

4.     VTR was required to make a loan repayment of over $25 million as per the loan agreement.

5.     UGC received net proceeds of Euro 490mm (Euro 500mm par value) from its recent convertible offering (US$ equivalent based on F/X spot rates as of the reporting dates as indicated).

6.     Noos was acquired in July 2004, as discussed previously in the presentation.

Supplemental Information

	For the 3 months ended		For the 9 months ended
(amounts in thousands)	Sep-04	Sep-03	Sep-04	Sep-03

Interest Expense Breakdown:
Cash Pay:
UPC Distribution Bank Facility	$(49,588)	$(64,172)	$(167,727)	$(199,432)
UGC Convertible Notes	(2,675)	—	(5,135)	—
VTR Bank Facility	(1,582)	(2,073)	(5,207)	(7,286)
UPC Polska 2007 Notes	—	—	(3,392)	—
Old UGC senior notes	—	(691)	(86)	(1,655)
Other	(1,976)	(2,826)	(9,601)	(7,833)
Total	(55,821)	(69,762)	(191,148)	(216,206)
Non-Cash:
UPC Polska senior discount notes accretion 1	—	(1,323)	—	(29,151)
Old UGC senior notes accretion	—	—	—	(313)
Amortization of deferred financing costs	(3,175)	(2,860)	(13,561)	(18,143)
Total	(3,175)	(4,183)	(13,561)	(47,607)

Total Interest Expense	$(58,996)	$(73,945)	$(204,709)	$(263,813)
Summary of Working Capital Changes: 2
Change in receivables and other assets	$33,537	$12,910	($14,830)	$69,461
Change in accounts payable, acc. liabilities & other	(29,858)	(19,572)	70,953	(32,360)
Total	$3,679	($6,662)	$56,123	$37,101

1.             Per the final terms and conditions of the UPC Polska restructuring, completed in February 2004, virtually all existing debt was cancelled and in exchange UPC Polska issued to the third party bondholders $101.7 million in new 9.0% senior notes, and paid $81.1 million in cash. In addition, the $101.7 million notes were repaid in full in July 2004 with proceeds from the UPC Distribution Co. Bank Facility.

2.             Please refer to management’s discussion and analysis of financial condition and results of operations for interest expense and Statement of Cash Flows for working capital changes per UGC’s 10Q as of September 30, 2004 and June 30, 2004.

	Revenue for the Nine Months Ended September 30
					Increase (Decrease)
			Increase (Decrease)		Excluding F/X Effects
	2004	2003	$	%	$	%
Europe (UGC Europe):
UPC Broadband
The Netherlands	$178,996	$150,838	$28,158	18.7%	$14,028	9.3%
Austria	72,482	65,085	7,397	11.4%	1,692	2.6%
France (other than Noos)	31,905	29,744	2,161	7.3%	(357)	(1.2)%
France (Noos)	88,686	—	88,686	—	88,686	—
Norway	27,140	22,912	4,228	18.5%	2,520	11.0%
Sweden	21,141	18,710	2,431	13.0%	692	3.7%
Belgium	9,195	7,785	1,410	18.1%	685	8.8%
Total Western Europe	429,545	295,074	134,471	45.6%	107,946	36.6%
Hungary	53,194	40,358	12,836	31.8%	6,699	16.6%
Poland	28,464	21,391	7,073	33.1%	4,770	22.3%
Czech Republic	19,644	15,422	4,222	27.4%	2,375	15.4%
Slovak Republic	7,967	6,164	1,803	29.3%	869	14.1%
Romania	6,842	4,543	2,299	50.6%	2,431	53.5%
Total Central and Eastern Europe	116,111	87,878	28,233	32.1%	17,144	19.5%
Corporate and other	6,668	8,607	(1,939)	(22.5)%	(2,462)	(28.6)%
Total UPC Broadband	552,324	391,559	160,765	41.1%	122,628	31.3%
chellomedia
Priority Telecom	29,308	29,972	(664)	(2.2)%	(2,967)	(9.9)%
Media	32,218	25,508	6,710	26.3%	4,183	16.4%
Investments	187	60	127	211.7%	113	188.3%
Total chellomedia	61,713	55,540	6,173	11.1%	1,329	2.4%
Intercompany eliminations	(35,286)	(33,261)	(2,025)	6.1%	765	(2.3)%
Total Europe	578,751	413,838	164,913	39.8%	124,722	30.1%
Latin America:
Broadband
Chile (VTR)	75,096	58,608	16,488	28.1%	9,436	16.1%
Brazil, Peru and other	1,909	2,069	(160)	(7.7)%	(160)	(7.7)%
Total Latin America	77,005	60,677	16,328	26.9%	9,276	15.3%
Corporate and other	2,707	—	2,707	100.0%	2,707	100.0%
Total UGC	$658,463	$474,515	$183,948	38.8%	$136,705	28.8%

Less Noos			$(88,686)	—	$(88,686)	—
Total UGC, excluding Noos			$95,262	20.1%	$48,019	10.1%

					Increase (Decrease)
			Increase (Decrease)		Excluding F/X Effects
	2004	2003	$	%	$	%
Europe (UGC Europe):
UPC Broadband
The Netherlands	$519,948	$430,620	$89,328	20.7%	$41,340	9.6%
Austria	221,780	189,880	31,900	16.8%	11,393	6.0%
France (other than Noos)	94,164	84,435	9,729	11.5%	1,013	1.2%
France (Noos)	88,686	—	88,686	—	88,686	—
Norway	81,134	69,978	11,156	15.9%	8,397	12.0%
Sweden	64,315	54,867	9,448	17.2%	3,402	6.2%
Belgium	27,243	23,071	4,172	18.1%	1,661	7.2%
Total Western Europe	1,097,270	852,851	244,419	28.7%	155,892	18.3%
Hungary	155,666	121,300	34,366	28.3%	21,349	17.6%
Poland	76,687	63,200	13,487	21.3%	11,250	17.8%
Czech Republic	58,438	45,775	12,663	27.7%	8,331	18.2%
Slovak Republic	23,837	18,634	5,203	27.9%	2,217	11.9%
Romania	18,775	14,441	4,334	30.0%	4,462	30.9%
Total Central and Eastern Europe	333,403	263,350	70,053	26.6%	47,609	18.1%
Corporate and other	18,722	23,043	(4,321)	(18.8)%	(6,037)	(26.2)%
Total UPC Broadband	1,449,395	1,139,244	310,151	27.2%	197,464	17.3%
chellomedia
Priority Telecom	86,794	89,998	(3,204)	(3.6% )	(11,250)	(12.5% )
Media	91,140	72,251	18,889	26.1%	10,549	14.6%
Investments	640	331	309	93.4%	248	74.9%
Total chellomedia	178,574	162,580	15,994	9.8%	(453)	(0.3)%
Intercompany eliminations	(102,166)	(93,627)	(8,539)	(9.1)%	843	0.9%
Total Europe	1,525,803	1,208,197	317,606	26.3%	197,854	16.4%
Latin America:
Broadband
Chile (VTR)	216,537	161,667	54,870	33.9%	25,382	15.7%
Brazil, Peru and other	5,830	5,794	36	0.6%	36	0.6%
Total Latin America	222,367	167,461	54,906	32.8%	25,418	15.2%
Corporate and other	2,707	8	2,699	100.0%	2,699	100.0%
Total UGC	$1,750,877	$1,375,666	$375,211	27.3%	$225,971	16.4%
Less Noos			$(88,686)	—	$(88,686)	—
Total UGC, excluding Noos			$286,525	20.8%	$137,285	10.0%

	Operating Cash Flow for the Three Months Ended September 30,
			Increase (Decrease)		Increase (Decrease) Excluding F/X Effects
	2004	2003	$	%	$	%
Europe (UGC Europe):
UPC Broadband
The Netherlands	$93,596	$78,608	$14,988	19.1%	$7,546	9.6%
Austria	28,221	25,830	2,391	9.3%	232	0.9%
France (other than Noos)	4,945	5,651	(706)	(12.5)%	(1,130)	(20.0)%
France (Noos)	17,777	—	17,777	—	17,777	—
Norway	9,680	7,402	2,278	30.8%	1,665	22.5%
Sweden	8,762	8,249	513	6.2%	(198)	(2.4)%
Belgium	4,396	2,811	1,585	56.4%	1,254	44.6%
Total Western Europe	167,377	128,551	38,826	30.2%	27,146	21.1%
Hungary	20,810	14,574	6,236	42.8%	3,906	26.8%
Poland	9,987	5,645	4,342	76.9%	3,534	62.6%
Czech Republic	9,969	6,910	3,059	44.3%	2,128	30.8%
Slovak Republic	3,507	2,175	1,332	61.2%	948	43.6%
Romania	3,051	1,992	1,059	53.2%	1,121	56.3%
Total Central and Eastern Europe	47,324	31,296	16,028	51.2%	11,637	37.2%
Corporate and other	(14,950)	(16,756)	1,806	10.8%	2,765	16.5%
Total UPC Broadband	199,751	143,091	56,660	39.6%	41,548	29.0%
chellomedia
Priority Telecom	4,011	3,780	231	6.1%	(83)	(2.2)%
Media	10,129	8,264	1,865	22.6%	1,033	12.5%
Investments	(152)	22	(174)	(790.9)%	10	(45.5)%
Total chellomedia	13,988	12,066	1,922	15.9%	960	8.0%
Total Europe	213,739	155,157	58,582	37.8%	42,508	27.4%

Latin America:
Broadband
Chile (VTR)	25,925	18,929	6,996	37.0%	4,600	24.3%
Brazil, Peru and other	41	44	(3)	(6.8)%	(3)	(6.8)%
Total Latin America	25,966	18,973	6,993	36.9%	4,597	24.2%
Corporate and other	1,998	(2,764)	4,762	172.3%	4,762	172.3%
Total UGC	$241,703	$171,366	$70,337	41.0%	$51,867	30.3%

Less Noos			$(17,777)	—	$(17,777)	—
Total UGC, excluding Noos			$52,560	30.7%	$34,090	19.9%

	Operating Cash Flow for the Three Months Ended September 30,
			Increase (Decrease)		Increase (Decrease) Excluding F/X Effects
	2004	2003	$	%	$	%
Europe (UGC Europe):
UPC Broadband
The Netherlands	$267,097	$188,528	$78,569	41.7%	$54,296	28.8%
Austria	86,489	73,288	13,201	18.0%	5,350	7.3%
France (other than Noos)	10,508	8,709	1,799	20.7%	845	9.7%
France (Noos)	17,777	—	17,777	—	17,777	—
Norway	27,338	19,345	7,993	41.3%	7,100	36.7%
Sweden	25,929	23,091	2,838	12.3%	439	1.9%
Belgium	12,475	8,596	3,879	45.1%	2,742	31.9%
Total Western Europe	447,613	321,557	126,056	39.2%	88,549	27.5%
Hungary	63,189	46,401	16,788	36.2%	11,600	25.0%
Poland	27,398	19,032	8,366	44.0%	7,556	39.7%
Czech Republic	26,325	18,473	7,852	42.5%	5,930	32.1%
Slovak Republic	10,629	8,207	2,422	29.5%	1,116	13.6%
Romania	9,204	5,442	3,762	69.1%	3,842	70.6%
Total Central and Eastern Europe	136,745	97,555	39,190	40.2%	30,044	30.8%
Corporate and other	(49,748)	(39,607)	(10,141)	(25.6)%	(5,624)	(14.2)%
Total UPC Broadband	534,610	379,505	155,105	40.9%	112,969	29.8%
chellomedia
Priority Telecom	11,305	10,128	1,177	11.6%	152	1.5%
Media	24,412	17,151	7,261	42.3%	5,042	29.4%
Investments	(233)	(738)	505	68.4%	526	71.3%
Total chellomedia	35,484	26,541	8,943	33.7%	5,720	21.6%
Total Europe	570,094	406,046	164,048	40.4%	118,689	29.2%

Latin America:
Broadband
Chile (VTR)	74,942	47,884	27,058	56.5%	16,999	35.5%
Brazil, Peru and other	236	(44)	280	100.0%	280	100.0%
Total Latin America	75,178	47,840	27,338	57.1%	17,279	36.1%
Corporate and other	(4,757)	(11,018)	6,261	56.8%	6,261	56.8%
Total UGC	$640,515	$442,868	$197,647	44.6%	$142,229	32.1%

Less Noos			$(17,777)	—	$(17,777)	—
Total UGC, excluding Noos			$179,870	40.6%	$124,452	28.1%

Non-GAAP Reconcilliations

Reconciliation of Operating Cash Flow with Net Income (Loss) (1)

	For the Year Ended
(thousands)	Dec-00	Dec-01	Dec-02	Dec-03
Total Segment Operating Cash Flow	$(368,464)	$(191,243)	$296,374	$628,882
Depreciation and amortization	(815,522)	(1,147,176)	(730,001)	(808,663)
Impairment of long-lived assets	0	(1,320,942)	(436,153)	(402,239)
Restructuring charges and other	0	(204,127)	(1,274)	(35,970)
Stock-based compensation	43,183	(8,818)	(28,228)	(38,024)
Operating income (loss)	(1,140,803)	(2,872,306)	(899,282)	(656,014)
Interest expense, net	(795,486)	(966,134)	(641,786)	(314,078)
Foreign currency exchange gain (loss), net	(215,900)	(148,192)	739,794	121,612
Gain on early extinguishment of debt	0	3,447	2,208,782	2,183,997
Gain (loss) on sale of investments in affiliates, net	6,194	(416,803)	117,262	279,442
Other income (expense), net	117,574	(265,512)	(120,832)	(14,884)
Income (loss) before income taxes and other items	(2,028,421)	(4,665,500)	1,403,938	1,600,075
Other, net	807,531	150,735	(415,670)	395,293
Income (loss) before cum. effect of change in acctg. principle	(1,220,890)	(4,514,765)	988,268	1,995,368
Cumulative effect of change in accounting principle	0	20,056	(1,344,722)	0
Net income (loss)	$(1,220,890)	$(4,494,709)	$(356,454)	$1,995,368

1.               We are unable to provide a reconciliation of forecasted Operating Cash Flow to the most directly comparable GAAP measure, net income, because certain items are out of our control and/or cannot be reasonably predicted. For example, it is impractical to: (1) estimate future fluctuations in interest rates on our variable-rate debt facilities; (2) estimate the fluctuations in exchange rates relative to the U.S. dollar and its impact on our results of operations; (3) estimate the financial results of our non-consolidated affiliates; and (4) estimate changes in circumstances that lead to gains and/or losses such as sales of investments in affiliates and other assets. Any and/or all of these items could be significant to our financial results.”and calculation.

Supplemental Information

Summary of Pro Forma Revenue and Operating Cash Flow

	For the Year Ended				YTD
(thousands)	Dec-00	Dec-01	Dec-02	Dec-03	Sep-04
UGC Consolidated Revenue	$1,251,034	$1,561,894	$1,515,021	$1,891,530	$1,750,877
Less:
UGC Europe - miscellaneous (1)	(107,868)	(122,096)	—	—	—
UPC Germany (2)	(9,682)	(45,848)	(27,061)
Austar United (3)	(172,425)	(155,396)	—	—	—
Noos - France (4)	—	—	—	—	(88,686)
UGC Revised Consolidated Revenues - Pro Forma	$961,059	$1,238,554	$1,487,960	$1,891,530	$1,662,191

UGC Consolidated Operating Cash Flow	$(368,464)	$(191,243)	$296,374	$628,882	$640,515
Less:
UGC Europe - miscellaneous (1)	53,897	40,708	0	0	0
UPC Germany (2)	(4,854)	(22,185)	(12,052)	0
Austar United (3)	43,598	41,847	0	0	0
Noos - France (4)	0	0	0	0	(17,777)
UGC Revised Consolidated Revenues - Ongoing only	$(275,823)	$(130,873)	$284,322	$628,882	$622,738

(1)          Represents the effect of certain disposed, deconsolidated and closed operations by UGC Europe in the prior years as if they had occurred on January 1, 2000, including: Disposed operations: within the DTH business -Polish DTH; Closed operations: Programming -sports programming in Poland, Hungary and Czech Republic, closed or disposed in December 2001. Priority Telecom -primarily closure of international wholesale operations. UPC Media -UPCtv channel closure.

(2)          As a result of the transfer of 22.3% of UGC Europe’s interest in UPC Germany, UPC Germany was deconsolidated effective August 1, 2002.

(3)          As a result of the sale of 49.99% of our indirect interest in United Australia/Pacific, Inc., we deconsolidated the results of operations of Austar United effective November 15, 2001.

(4)          On July 7, 2004, we completed the acquisition of Noos, the largest cable television operator in France.